Filed Pursuant to Rule 424(b)(3)
Registration No. 333-126087

KBS REAL ESTATE INVESTMENT TRUST, INC.

SUPPLEMENT NO. 33 DATED SEPTEMBER 5, 2007

TO THE PROSPECTUS DATED JANUARY 13, 2006

This document supplements, and should be read in conjunction with, the prospectus of KBS Real Estate Investment Trust, Inc. dated January 13, 2006, as supplemented by supplement no. 28 dated July 3, 2007, supplement no. 29 dated August 1, 2007, supplement no. 30 dated August 3, 2007, supplement no. 31 dated August 15, 2007 and supplement no. 32 dated August 16, 2007. As used herein, the terms “we,” “our” and “us” refer to KBS Real Estate Investment Trust, Inc. and, as required by context, KBS Limited Partnership, which we refer to as our “Operating Partnership” and to their subsidiaries. Capitalized terms used in this supplement have the same meanings as set forth in the prospectus. The purpose of this supplement is to disclose:

•	the acquisition and related financing of two three-story office buildings containing approximately 308,038 rentable square feet in Plano, Texas.

Acquisition and Related Financing of the Plano Corporate Center I & II

On August 28, 2007, we purchased, through an indirect wholly owned subsidiary, two three-story office buildings containing 308,038 rentable square feet (the “Plano Corporate Center I & II”) from PCCP Lincoln Plano Corporate Center, L.P., which is not affiliated with us or our advisor. The Plano Corporate Center I & II is located on two parcels of land totaling approximately 20 acres at 2201 and 2301 West Plano Parkway in Plano, Texas.

The purchase price of the Plano Corporate Center I & II was approximately $45.8 million plus closing costs. The acquisition was funded from a $30.6 million fixed rate loan secured by the Plano Corporate Center I & II and with proceeds from this offering.

In connection with the acquisition of the Plano Corporate Center I & II, we obtained a $30.6 million fixed rate mortgage loan from a financial institution. The loan matures on September 1, 2012 and bears interest at a fixed rate of 5.90% per annum. Monthly installments on the loan are interest-only and the entire principal amount is due on the maturity date, assuming no prior principal prepayment. We have the right to prepay the entire loan one year after September 1, 2007 by providing 30 days written notice of election to prepay the note, and upon payment of a prepayment premium equal to the greater of (a) 1.00% of the outstanding principal amount of the note or (b) the present value of the note (calculated as of the prepayment date at a discount rate equal to the yield of U.S. Treasuries with maturity equal to the remaining term of the note plus 0.50%) less the outstanding principal amount of the note. The loan is secured by the Plano Corporate Center I & II.

The Plano Corporate Center I & II was completed in 1999 (Plano Corporate Center I) and 2001 (Plano Corporate Center II) and is currently 86% leased by thirteen tenants at August 2007, including FedEx Kinko’s Office and Print Services (31%) and UnitedHealthcare Group (22%). FedEx Kinko’s is an operating company of the express delivery company FedEx Corporation and is a provider of document solutions and business services. UnitedHealthcare is a leading United States health insurer, offering a variety of health care plans and services to about 70 million customers in the United States.

The current aggregate annual base rent for the tenants of the Plano Corporate Center I & II is approximately $4.5 million. As of August 2007, the current weighted-average remaining lease term for the current tenants of the Plano Corporate Center I & II is approximately 6.1 years. The FedEx Kinko’s lease expires in November 2015 and the average annual rental rate for the FedEx Kinko’s lease over the remaining lease term is approximately $18.27 per square foot. FedEx Kinko’s has the right, at its option, to terminate its lease effective January 1, 2014 with twelve months notice and upon payment of a termination fee. FedEx Kinko’s also has the right, at its option, to extend the lease for two additional five-year periods. The UnitedHealthcare lease expires in August 2014 and the average annual rental rate for the UnitedHealthcare lease over the remaining lease term is approximately $16.63 per square foot. UnitedHealthcare has the right, at its option, to extend the lease for two additional five-year periods.

We do not intend to make significant renovations or improvements to the Plano Corporate Center I & II. Our management believes the Plano Corporate Center I & II is adequately insured.

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